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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                              GRUBB & ELLIS COMPANY
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                        ---------------------------------
                         (Title of Class of Securities)


                                   40009-52-0
                                 --------------
                                 (CUSIP Number)



                               Reuben S. Leibowitz
                         E.M. Warburg, Pincus & Company
                              466 Lexington Avenue
                            New York, New York  10017
                                 (212) 878-0600
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 1, 1994
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with the statement:  [ ]

                                  SCHEDULE 13D

CUSIP No. 40009-51-0
          ----------

1.   Name of Reporting Person

     Warburg, Pincus Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     Delaware

                    7.   Sole Voting Power

                         -0- shares of Common Stock (See Item 5)
Number of
Shares              8.   Shared Voting Power
Beneficially
Owned By                 10,118,339 shares of Common Stock (See Item 5)
Each
Reporting           9.   Sole Dispositive Power
Person
With                     -0- shares of Common Stock (See Item 5)

                    10.  Shared Dispositive Power

                         10,118,339 shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 below

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 below

14.  Type of Reporting Person

     PN


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

                                  SCHEDULE 13D

CUSIP No. 40009-51-0
          ----------

1.   Name of Reporting Person

     E.M. Warburg, Pincus & Company

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     New York

                    7.   Sole Voting Power

                         -0- shares of Common Stock (See Item 5)
Number of
Shares              8.   Shared Voting Power
Beneficially
Owned By                 10,118,339 shares of Common Stock (See Item 5)
Each
Reporting           9.   Sole Dispositive Power
Person
With                     -0- shares of Common Stock (See Item 5)

                    10.  Shared Dispositive Power

                         10,118,339 shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 below

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 below

14.  Type of Reporting Person

     PN

                                  SCHEDULE 13D

CUSIP No. 40009-51-0
          ----------

1.   Name of Reporting Person

     Warburg, Pincus & Co.

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     New York

                    7.   Sole Voting Power

                         -0- shares of Common Stock (See Item 5)
Number of
Shares              8.   Shared Voting Power
Beneficially
Owned By                 10,118,339 shares of Common Stock (See Item 5)
Each
Reporting           9.   Sole Dispositive Power
Person
With                     -0- shares of Common Stock (See Item 5)

                    10.  Shared Dispositive Power

                         10,118,339 shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 below

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 below

14.  Type of Reporting Person

     PN

                                  SCHEDULE 13D

CUSIP No. 40009-51-0
          ----------

1.   Name of Reporting Person

     E.M. Warburg, Pincus & Co., Inc.

2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     Delaware

                    7.   Sole Voting Power

                         -0- shares of Common Stock (See Item 5)
Number of
Shares              8.   Shared Voting Power
Beneficially
Owned By                 10,118,339 shares of Common Stock (See Item 5)
Each
Reporting           9.   Sole Dispositive Power
Person
With                     -0- shares of Common Stock (See Item 5)

                    10.  Shared Dispositive Power

                         10,118,339 shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 below

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 below

14.  Type of Reporting Person

     CO


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

         This Amendment No. 6 to Schedule 13D is being filed on behalf of
(i) Warburg, Pincus Investors, L.P. ("WPI"), (ii) Warburg, Pincus & Co. ("WPC"),
(iii) E.M. Warburg, Pincus & Company ("EMW") and (iv) E.M. Warburg, Pincus & Co., Inc. ("E.M. Warburg," and together with WPI, WPC, and EMW, the "Reporting Entities") to amend the Schedule 13D filed by the Reporting Entities on November 11, 1992, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

         On November 1, 1994, WPI acquired 4,277,433 shares of Common Stock of the Company in exchange for (a) $4 million, furnished from WPI's investment capital and (b) cancellation of $6 million of principal and $158,904 of accrued interest owed to WPI by the Company under the Loan and Security Agreement dated March 29, 1994 between the Company and Warburg (the "Bridge Loan"). The amounts advanced to the Company under the Bridge Loan were furnished from WPI's investment capital.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

     STANDBY AGREEMENT

         On November 1, 1994, the parties consummated the transactions contemplated by the Standby Agreement dated July 21, 1994 between WPI and the Company (the "Standby Agreement"). Information in Item 6 concerning the Standby Agreement is incorporated herein by reference. The Standby Agreement was filed as an exhibit to Amendment No. 5 to this Schedule 13D and is incorporated herein by reference.

     STOCKHOLDERS' AGREEMENT

         On November 1, 1994, the Company, WPI, The Prudential Insurance Company of America ("Prudential"), and Joe F. Hanauer entered into the Second Amendment to the Stockholders' Agreement (the "Stockholders Amendment"). Information in
Item 6 concerning the Stockholders Amendment is incorporated herein by reference. The Stockholders Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.


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

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

         (a) By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), WPI, Hanauer and Prudential may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all shares of Common Stock beneficially owned by WPI, Prudential and Hanauer. WPI does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by Prudential and Hanauer.

         As of the date of this Report, WPI is the beneficial owner of 10,118,339 shares of Common Stock through its direct ownership of (i) 4,277,433 shares of Common Stock, (ii) 127,150 shares of Senior Preferred Stock which are convertible into an aggregate of 4,828,548 shares of Common Stock, and (iii) currently exercisable Warrants to purchase an aggregate of 1,012,358 shares of Common Stock. The shares of Senior Preferred Stock and Warrants, upon conversion and exercise, when combined with the Common Stock currently held by WPI, represent approximately 69.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below. By reason of the provisions of Rule 13d-5 under the Act, WPC, EMW and E.M. Warburg may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI. The shares of Senior Preferred Stock and Common Stock held by WPI represent 54.7% of the outstanding voting power of the Company.

         As of the date of this Report, Hanauer is the beneficial owner of 767,741 shares of Common Stock through ownership of (i) 42,306 shares of Common Stock, (ii) 8,817 shares of Senior Preferred Stock which are convertible into an aggregate of 332,908 shares of Common Stock, (iii) currently exercisable Warrants to purchase an aggregate of 310,571 shares of Common Stock, (iv) Contingent Warrants to purchase 36,956 shares of Common Stock and (v) a stock option under the Company's Amended and Restated Stock Option Plan (the "Stock Option") currently exercisable for 45,000 shares of Common Stock. In addition, the Stock Option entitles Hanauer to acquire an additional 90,000 shares of Common Stock, which have been excluded from Hanauer's beneficial holdings reported on this Schedule 13D as the Stock Option will not be exercisable with respect to the additional 90,000 shares within 60 days of the date hereof. The shares of Senior Preferred Stock and Warrants, upon conversion and exercise, when combined with the shares of Common Stock currently held by Hanauer, represent approximately 8.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below. The shares of Senior Preferred Stock and the shares of Common Stock held by Hanauer represent 2.3% of the outstanding voting power of the Company.

         As of the date of this Report, Prudential is the beneficial owner of 3,422,060 shares of Common Stock through its direct ownership of (i) 397,549 shares of Common Stock, (ii) 150,000 shares of Junior Preferred Stock which are convertible into an aggregate of 2,674,511 shares of Common Stock, and (iii) currently exercisable Warrants to purchase an aggregate of 350,000 shares of Common Stock. Such shares of Junior Preferred Stock


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and Warrants, upon conversion and exercise, when combined with the shares of
Common Stock currently held by Prudential, represent approximately 28.9% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below. The shares of Junior Preferred Stock and the shares of Common Stock held by Prudential represent 18.5% of the outstanding voting power of the Company.

         The percentages used in this paragraph 5(a) are calculated based upon the 8,796,207 shares of Common Stock issued and outstanding at the close of business on November 1, 1994. Such information has been provided to the Reporting Entities by the Company. The number of shares beneficially owned by Prudential as of the date hereof has been provided to the Reporting Entities by the Company. Pursuant to Rule 13d-3(d)(1)(i), shares of Common Stock which are not outstanding which are subject to convertible securities are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the shares of Common Stock owned by the person holding such convertible securities, but are not deemed to be outstanding for purposes of computing the percentage of such shares owned by any other person.

         (b) The Reporting Entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of the shares of Common Stock and Senior Convertible Preferred Stock and Warrants held by WPI, but neither have nor share such powers with respect to any shares beneficially owned by Hanauer or Prudential.

         (c) Except in connection with the transactions described herein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

     STANDBY AGREEMENT

         On November 1, 1994, the Company and WPI consummated the financing transactions described in Amendment No. 5 to the 13D (the "Financing Transactions"), including the transactions contemplated by the Standby Agreement. The Standby Agreement was filed as an exhibit to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

         Pursuant to the Standby Agreement, on November 1, 1994, WPI purchased at a price of $2.375 per share 4,277,433 shares of Common Stock not acquired by the Company's stockholders in the Company's Rights Offering. In addition, on November 1, 1994, WPI exchanged its warrants to purchase 340,000 shares of Common Stock at an exercise price of $5.00 per share and its warrants to purchase 142,000 shares of Common Stock at an exercise price of $5.50 per share (collectively, the "Old WPI Warrants") for a new warrant (the "New WPI Warrant") to purchase 687,358 shares of Common Stock at an exercise price of $3.50 per share. The anti-dilution provisions contained in the New WPI Warrant do not include anti-dilution protection upon issuance of shares of Common Stock at a price which is less than the greater of the market price and the exercise price. In addition, on November 1, 1994, the Company issued to WPI a warrant to purchase 325,000 shares of Common Stock at an exercise price of $2.375 per share, as consideration for WPI's acquisition of unsubscribed shares of Common Stock in connection with the Rights Offering and agreeing to the other transactions contemplated by the Standby Agreement, and WPI surrendered its Contingent Warrant to purchase 373,818 shares of Common Stock. Also on November 1, 1994, the Company filed with the Delaware Secretary of State the Certificate of Amendment of Restated Certificate of Incorporation (the "Charter Amendment"), providing for certain amendments to the Senior Convertible Preferred Stock held by WPI, including, among other things, eliminating the mandatory redemption provisions, increasing the dividend rate commencing in 2005, and amending the anti-dilution provisions so as not to include anti-dilution protection upon issuance of shares at a price which is less than the greater of the market price and the conversion price. As a result of the Financing Transactions and upon application of the anti-dilution provisions contained in the Preferred Stock, the conversion price of the Senior Preferred Stock held by WPI and Mr. Hanauer was adjusted from $3.0137 to $2.6564 and $2.6716, respectively, which resulted in the Senior Preferred Stock held by WPI and Mr. Hanauer being convertible into an aggregate of 4,828,548 and 332,908, respectively. The Junior Preferred Stock held by Prudential continues to be convertible into 2,674,511 shares of Common Stock and the conversion price remains $5.6085 per share. The terms of the Preferred Stock are set forth in the Charter Amendment filed as Exhibit 3 to Amendment No. 5 to this Schedule 13D, and are incorporated herein by reference.

     AMENDMENT TO PRUDENTIAL AGREEMENT

         On November 1, 1994, the Company and Prudential consummated the transactions pursuant to the Amendment (the "Amendment") to the Senior Note, Subordinated Note and Revolving Credit Note Agreement between the Company and Prudential, which transactions were previously described in Amendment No. 4 to this Schedule 13D.

     AMENDMENT TO STOCKHOLDERS' AGREEMENT

         On November 1, 1994, WPI, the Company, The Prudential Insurance Company of America ("Prudential"), and Joe F. Hanauer entered into the Second Amendment to the Stockholders' Agreement (the "Stockholders Amendment"), pursuant to which the Stockholders Agreement was amended to provide WPI and Prudential with registration rights for the New Warrants, the Common Stock issuable upon exercise of the New Warrants, and shares of Common Stock acquired in connection with the Rights Offering. The Common Stock issuable upon exercise of the New Warrants and the Common Stock acquired by WPI in connection with the Rights Offering are subject to the voting requirements and other terms of the Stockholders' Agreement. The Stockholders Amendment is attached hereto as
Exhibit 2 and is incorporated herein by reference.


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

     TERMINATION OF BRIDGE LOAN AND RELATED AGREEMENTS

         On November 1, 1994, the Company, WPI and Prudential terminated the Loan and Security Agreement dated as of March 29, 1994 by and between the Company and WPI, the Cash Collateral Account Agreement dated as of March 29, 1994 by and among the Company, WPI, Prudential and Bank of America NT & SA, the Intercreditor Agreement dated as of March 28, 1994 by and between WPI and Prudential, and the Modification to Note and Security Agreement dated as of March 28, 1994 by and between the Company and Prudential.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Act (previously filed as Exhibit 1 to Amendment No. 4 to Schedule 13D dated April 1, 1994).

         Exhibit 2. Second Amendment to Stockholders Agreement dated as of November 1, 1994 by and among the Company, WPI, Hanauer and Prudential.


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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 4, 1994

                                               WARBURG, PINCUS INVESTORS, L.P.
                                               Warburg, Pincus & Co.,
                                               General Partner



                                        By:         /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                        Title:              Partner



                                               WARBURG, PINCUS & CO.



                                        By:         /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                        Title:              Partner



                                               E.M. WARBURG, PINCUS & COMPANY



                                        By:         /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                        Title:              Partner



                                               E.M. WARBURG, PINCUS & CO., INC.



                                        By:         /s/ Reuben S. Leibowitz
                                               ---------------------------------
                                        Title:         Managing Director


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                                  EXHIBIT INDEX


          Exhibit 1. Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Act (previously filed as Exhibit 1 to Amendment No. 4 to Schedule 13D dated April 1, 1994).

          Exhibit 2. Second Amendment to Stockholders Agreement dated as of November 1, 1994 by and among the Company, WPI, Hanauer and Prudential.


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